FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 18, 2004	Commission File Number: 1-15226

ENCANA CORPORATION

(Translation of registrant’s name into English)

1800, 855 — 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION (Registrant)

By:	/s/ Linda H. Mackid

Name: Linda H. Mackid
Title: Assistant Corporate Secretary

Date: October 18, 2004

Form 6-K Exhibit Index

Exhibit No.
1.	The following Disclosure Statements were filed on October 18, 2004 with the securities regulatory authorities in Canada as supporting filings under Section 5.9 of National Instrument 51-101 in respect of disclosure which EnCana Corporation may make from time to time of anticipated results from subsidiary prospects for the following resource plays:

(a) S.E. Alberta Shallow Gas Play

(b) Buzzard Field Oil Play

(c) CBM (Horsehoe Canyon) Gas Play

(d) Christina Lake (McMurray) Bitumen Play

(e) Cutbank Ridge (Cadomin) Gas Play

(f) Foster Creek (McMurray) Bitumen Play

(g) Greater Sierra (Jean Marie) Gas Play

(h) Jonah (Lance) Gas Play

(i) Mamm Creek Gas Play

(j) Pelican Lake Heavy Oil Play

EnCana Corporation

Prospect Disclosure Statement

S.E. Alberta Shallow Gas Play – October 18, 2004

This disclosure statement is being filed with the securities regulatory authorities in Canada as a supporting filing under section 5.9 of National Instrument 51-101 in respect of disclosure which EnCana Corporation may make from time to time of anticipated results from its subsidiary’s prospect known as the S.E. Alberta Shallow Gas Play. The S.E. Shallow Gas Play is one of EnCana’s resource plays.

The following is in response to the items listed in section 5.9 of National Instrument 51-101:

(a)	Location and basin name:

The Medicine Hat Shallow gas pool extends for an area of approximately 9,000 square miles. This field lies entirely within the Western Canadian Sedimentary Basin.

(b)	Gross and net interest in the property:

EnCana controls approximately 2,900 square miles of land within this field. Due to our high working interest, net and gross areas are nearly the same.

(c)	Interest expiry date:

EnCana holds fee title on these lands and there are no expiry issues.

(d)	Target zone name, geologic age and lithology:

The primary zones are the Milk River, Medicine Hat, and Second White Specks formations. These were deposited during the Cretaceous period, approximately 84-95 million years ago. They are made up mostly of low permeability sands and silts.

(e)	Distance to the nearest analogous commercial production:

This is a pervasive play, with analogous production in many areas of southern Alberta.

(f)	Product types reasonably expected:

Dry, sweet natural gas.

Prospect Disclosure Statement — S.E. Alberta Shallow Gas Play — October 18, 2004

(g)	Range of Pool or Field Sizes:

In keeping with EnCana’s definition of a resource play, EnCana believes that this prospect extends over a number of townships. Single sections are each estimated to contain between 1 and 5 Bcf of recoverable gas.

(h)	Depth of the target zone:

The wells range in depth from 1000-2500 feet TVD (true vertical depth).

(i)	Estimated cost to drill a well to the target depth and test:

Approximately US $35,000 for a vertical well drilled into the shallow gas zones and tested. Costs range from US $85,000 to $130,000 to drill, complete and tie-in one of these wells.

(j)	Reasonably expected drilling commencement and completion dates:

Drilling operations are ongoing on this resource play with EnCana’s long range plan calling for exploitation and development through at least 2007.

(k)	Anticipated prices to be received for each product type reasonably expected:

AECO postings less appropriate processing, compression and pipeline transportation fees for sweet, dry natural gas (heating value approx. 965 Btu/scf).

(l)	Reasonably expected marketing and transportation arrangements:

The natural gas is being marketed to North American customers via one or more sales pipelines surrounding the area. There is significant existing infrastructure throughout the development area.

(m)	Operator and relevant experience:

EnCana Oil & Gas Partnership, an indirect wholly owned subsidiary of EnCana Corporation. EnCana Corporation is one of the largest independent exploration & production companies, worldwide and has considerable experience in all aspects of exploration, exploitation and development associated with plays of this nature.

(n)	Risk and probability of success:

To date, virtually all or the wells EnCana has drilled on this play have been successful. Over its remaining life EnCana expects to drill approximately 5900 wells with the vast majority being successful.

Prospect Disclosure Statement — S.E. Alberta Shallow Gas Play — October 18, 2004

(o)	Positive and negative factors relevant to the expected results, pursuant to section 5.10:

The business of exploring for and producing oil and natural gas is inherently risky and uncertain. Some of these risks and uncertainties include, among other things: volatility of commodity prices; product supply and demand; imprecision of reserve estimates; timing & costs of wells and related production facilities; and price & availability of oil field services. What are believed to be the greater technical risks specific to this play are: land access and regulatory approvals, both of which could delay development.

EnCana Corporation resource descriptions

EnCana uses the terms resource play, estimated ultimate recovery and resource potential. Resource play is a term used by EnCana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. As used by EnCana, estimated ultimate recovery (EUR) has the meaning set out jointly by the Society of Petroleum Engineers and World Petroleum Congress in the year 2000, being those quantities of petroleum which are estimated, on a given date, to be potentially recoverable from an accumulation, plus those quantities already produced therefrom. Resource potential is a term used by EnCana to refer to the estimated quantities of hydrocarbons that may be added to proved reserves over a specified period of time largely from a specified resource play or plays. EnCana’s current stated estimates of unbooked resource potential use a five year time frame for their specified period of time.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this disclosure statement are forward-looking statements. Forward-looking statements in this disclosure statement include, but are not limited to: estimated recoverable gas; estimated drilling costs; estimated drilling periods; anticipated prices; anticipated number of wells to be drilled; anticipated drilling success; anticipated marketing and transportation arrangements; and potential factors relevant to expected results. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of

Prospect Disclosure Statement — S.E. Alberta Shallow Gas Play — October 18, 2004

reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved or probable reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.

Furthermore, the forward-looking statements contained in this disclosure statement are made as of the date of this disclosure statement, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this disclosure statement are expressly qualified by this cautionary statement.

EnCana Corporation

Prospect Disclosure Statement

Buzzard Field Oil Play — October 18, 2004

This disclosure statement is being filed with the securities regulatory authorities in Canada as a supporting filing under section 5.9 of National Instrument 51-101 in respect of disclosure which EnCana Corporation may make from time to time of anticipated results from its subsidiary’s prospect known as the Buzzard Field Oil Play.

The following is in response to the items listed in section 5.9 of National Instrument 51-101:

(a)	Location and basin name:

The field is located in the Outer Moray Firth, central North Sea, approximately 60 miles northeast of Aberdeen, Scotland and approximately 30 miles from the nearest landfall at Peterhead, Scotland. Buzzard straddles two licenses — P.986 (Blocks 19/10 and 20/6) and P.928(S) (Blocks 19/5a and 20/1S). The field is in the Ettrick sub-basin in the Outer Moray Firth of the United Kingdom Continental Shelf (“UKCS”).

(b)	Gross and net interest in the property:

The Co-Venturers signed an area operating agreement in November 2003, covering Blocks 19/5a, 19/10, 20/1S and 20/6 for the life of the licenses. EnCana’s indirect wholly-owned subsidiary EnCana (U.K.) Limited, has a 43.21254% equity interest and is the designated Operator.

(c)	Interest expiry date:

License P.928 (Blocks 19/5a and 20/1) was awarded to PanCanadian Petroleum (U.K.) Limited (now EnCana (U.K.) Limited) and it’s co-venturers as part of the UKCS 16th Licensing Round in July 1995 for a term of 6+12+18 years. A mandatory 50 percent of the license area was relinquished in 2001 (after the first 6 year term). The license area was sub-divided in June 2001 into northern and southern sub-areas of Blocks 19/5a and 20/1 whereby the northerly extent of the Buzzard field is within the southern sub-area defined as P.928S. License P.986 (Blocks 19/10 and 20/6) was awarded to PanCanadian Petroleum (U.K.) Limited (now EnCana (U.K.) Limited) and its co-venturers as part of the UKCS 18th Licensing Round in December 1998 for a term of 6+12+18 years.

With approval of the Field Development Program by the UK Secretary of State in November 2003 the remaining terms of the licenses are assured, although any extension required to continue producing hydrocarbons beyond the term of the license must be made to the UK Department of Trade and Industry.

Prospect Disclosure Statement – Buzzard Field Play – October 18, 2004

(d)	Target zone name, geologic age and lithology:

Buzzard sandstone, member of the Upper Jurassic Kimmeridge Clay Formation, 130 to 145 million years of age, medium to very high permeability sandstones.

(e)	Distance to the nearest analogous commercial production:

A significant number of major UKCS oil and gas producing fields, with reservoirs of similar age, type and quality are within approximately 45 miles.

(f)	Product types reasonably expected:

The oil is light sour crude (32°API, 1.4% sulphur) with minor wax and asphaltenes.

The limited quantities of gas present contain small amounts of CO2, H2S, mercaptans and Hg.

(g)	Range of pool size:

Approximately 1 billion barrels of oil initially in place. Estimated ultimate recoveries of greater than 400 million barrels.

(h)	Depth of the reservoir zone:

The reservoir is within 7,800 to 9,175 feet below mean sea level.

(i)	Estimated cost to develop the field:

Approximately $US 2 billion to develop the field with three bridge-linked steel platforms supporting facilities for drilling, production, utilities and accommodation, including drilling and completing 27 production wells and 16 water injection wells.

(j)	Reasonably expected commencement and production dates:

Fabrication of the major structures commenced in January 2004.

The expected progression of the major project milestones is as shown below:

Pipeline Installation	Summer 2004/2005
Jackets and Wellhead (W) Topsides Installation	Summer 2005
Commence Pre-Drilling	Q3 2005
QU and P Topsides Installation	Summer 2006
Hook Up and Commissioning	Second Half 2006
Production Start-Up	By end 2006
Plateau Production	Mid 2007

Prospect Disclosure Statement — Buzzard Field Play — October 18, 2004

(k)	Anticipated prices to be received for each product type reasonably expected:

UK Brent spot price less appropriate processing and pipeline transportation fees.

(l)	Reasonably expected marketing and transportation arrangements:

An oil transportation agreement covering the Buzzard reservoir was signed with BP Exploration Operating Company Limited on November 2003 to export oil from Buzzard via the nearby Forties Pipeline System to Cruden Bay and then onto Hound Point in the Firth of Forth.

A binding Heads of Agreement (detailed contract summary) was signed with Total E&P UK PLC and Elf Exploration UK PLC (The Frigg UK Pipeline Owners) in November 2003 to export surplus gas via the Frigg system.

(m)	Operator and relevant experience:

EnCana (U.K.) Limited, an indirect wholly owned subsidiary of EnCana Corporation. EnCana Corporation is one of the largest independent exploration & production companies worldwide and has considerable experience in all aspects of exploration, exploitation, development and production.

(n)	Risk and probability of success:

To date, 6 out of 9 (including 2 sidetrack) wells drilled on this field have successfully encountered hydrocarbons. The key technical risks are reservoir connectivity between areas within the reservoir (e.g. between water injection wells and producing wells) and reservoir heterogeneity.

(o)	Positive and negative factors relevant to the expected results, pursuant to section 5.10:

The business of exploring for and producing oil and natural gas is inherently risky and uncertain. These may include, among other things: volatility of commodity prices; product supply and demand; imprecision of reserve estimates; timing & costs of wells and related production facilities; and price & availability of oil field services.

EnCana Corporation resource descriptions

EnCana uses the terms resource play, estimated ultimate recovery and resource potential. Resource play is a term used by EnCana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. As used by EnCana, estimated ultimate recovery (EUR) has the meaning set out jointly by the Society of Petroleum Engineers and World Petroleum Congress in the year 2000, being those quantities of petroleum which are estimated, on a given date, to be potentially recoverable from an accumulation, plus those quantities already produced therefrom. Resource potential is a term used by EnCana to refer to the estimated quantities of hydrocarbons that may be added to proved reserves over a specified period of time largely from a specified resource play or plays. EnCana’s current stated estimates of unbooked resource potential use a five year time frame for their specified period of time.

Prospect Disclosure Statement — Buzzard Field Play — October 18, 2004

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this disclosure statement are forward-looking statements. Forward-looking statements in this disclosure statement include, but are not limited to: anticipated terms of licenses; estimated ultimate recoveries of oil; estimated costs to develop the field; estimated commencement and production dates (including the anticipated dates of major project milestones); anticipated prices; anticipated marketing and transportation arrangements; and potential factors relevant to expected results. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved or probable reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.

Furthermore, the forward-looking statements contained in this disclosure statement are made as of the date of this disclosure statement, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this disclosure statement are expressly qualified by this cautionary statement.

EnCana Corporation

Prospect Disclosure Statement

CBM (Horseshoe Canyon) Gas Play – October 18, 2004

This disclosure statement is being filed with the securities regulatory authorities in Canada as a supporting filing under section 5.9 of National Instrument 51-101 in respect of disclosure which EnCana Corporation may make from time to time of anticipated results from its subsidiary’s prospect known as the CBM (Horseshoe Canyon) Gas Play. The CBM (Horseshoe Canyon) Gas Play is one of EnCana’s resource plays.

The following is in response to the items listed in section 5.9 of National Instrument 51-101:

(a)	Location and basin name:

Townships 21 thru 29, Ranges 21 thru 28 West of 4th Meridian. In the Western Canadian Sedimentary Basin, immediately east of Calgary, Alberta.

(b)	Gross and net interest in the property:

EnCana controls approximately 700,000 gross acres (also some 700,000 net) over this play.

(c)	Interest expiry date:

EnCana holds fee title on these lands, there are no expiry issues.

(d)	Target zone name, geologic age and lithology:

Belly River & Edmonton Group formations, Upper Cretaceous (approximately 65-80 million years of age), sub-bituminous coals.

(e)	Distance to the nearest analogous commercial production:

This is a new play. The Entice pilot operation is located within this development area.

(f)	Product types reasonably expected:

Dry, sweet natural gas.

Prospect Disclosure Statement — CBM (Horseshoe Canyon) Gas Play — October 18, 2004

(g)	Range of Pool or Field Sizes:

In keeping with EnCana’s definition of a resource play, EnCana believes that this prospect extends over a number of townships. Single sections are each estimated to contain between 1 and 5 Bcf of recoverable gas.

(h)	Depth of the target zone:

The wells range in depth from 1,250 -3,250 feet TVD (true vertical depth).

(i)	Estimated cost to drill a well to the target depth and test:

Approximately US $60,000 for a vertical well drilled into the target formation and tested. The expected average cost to bring a well on production and tie it in will average US $185,000 over the life of the development.

(j)	Reasonably expected drilling commencement and completion dates:

Drilling operations are ongoing on this resource play with EnCana’s long range plan calling for exploitation and development through at least 2010.

(k)	Anticipated prices to be received for each product type reasonably expected:

AECO postings less appropriate processing, compression and pipeline transportation fees for sweet, dry natural gas (heating value approx. 965 Btu/scf).

(l)	Reasonably expected marketing and transportation arrangements:

The natural gas is being marketed to North American customers via one or more existing sales pipelines within and surrounding the area. There is significant existing infrastructure throughout the development area.

(m)	Operator and relevant experience:

EnCana Oil & Gas Partnership, an indirect wholly owned subsidiary of EnCana Corporation. EnCana Corporation is one of the largest independent exploration & production companies, worldwide and has considerable experience in all aspects of exploration, exploitation and development associated with plays of this nature. The nature of this development will be very similar to EnCana’s shallow gas developments across southern Alberta.

(n)	Risk and probability of success:

To date, virtually all of the wells EnCana has drilled on this play have been successful. Over the life of this development opportunity, EnCana expects to drill approximately 5000 wells with the vast majority being successful.

Prospect Disclosure Statement — CBM (Horseshoe Canyon) Gas Play — October 18, 2004

(o)	Positive and negative factors relevant to the expected results, pursuant to section 5.10:

The business of exploring for and producing oil and natural gas is inherently risky and uncertain. Some of these risks and uncertainties include, among other things: volatility of commodity prices; product supply and demand; imprecision of reserve estimates; timing & costs of wells and related production facilities; and price & availability of oil field services. What are believed to be the greater technical risks specific to this play are: land access and regulatory approvals, both of which could delay the development.

EnCana Corporation resource descriptions

EnCana uses the terms resource play, estimated ultimate recovery and resource potential. Resource play is a term used by EnCana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. As used by EnCana, estimated ultimate recovery (EUR) has the meaning set out jointly by the Society of Petroleum Engineers and World Petroleum Congress in the year 2000, being those quantities of petroleum which are estimated, on a given date, to be potentially recoverable from an accumulation, plus those quantities already produced therefrom. Resource potential is a term used by EnCana to refer to the estimated quantities of hydrocarbons that may be added to proved reserves over a specified period of time largely from a specified resource play or plays. EnCana’s current stated estimates of unbooked resource potential use a five year time frame for their specified period of time.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this disclosure statement are forward-looking statements. Forward-looking statements in this disclosure statement include, but are not limited to: estimated recoverable gas; estimated drilling costs; estimated drilling periods; anticipated prices; anticipated number of wells to be drilled; anticipated drilling success; anticipated marketing and transportation arrangements; and potential factors relevant to expected results. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of

Prospect Disclosure Statement — CBM (Horseshoe Canyon) Gas Play — October 18, 2004

reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved or probable reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.

Furthermore, the forward-looking statements contained in this disclosure statement are made as of the date of this disclosure statement, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this disclosure statement are expressly qualified by this cautionary statement.

EnCana Corporation

Prospect Disclosure Statement

Christina Lake (McMurray) Bitumen Play – October 18, 2004

This disclosure statement is being filed with the securities regulatory authorities in Canada as a supporting filing under section 5.9 of National Instrument 51-101 in respect of disclosure which EnCana Corporation may make from time to time of anticipated results from its subsidiary’s prospect known as the Christina Lake Bitumen Play. Christina Lake is one of EnCana’s resource plays.

The following is in response to the items listed in section 5.9 of National Instrument 51-101:

(a)	Location and basin name:

Centered on Township 76, Range 7 West of 4th Meridian. In the N.E. Alberta region of the Western Canadian Sedimentary Basin.

(b)	Gross and net interest in the property:

EnCana controls approximately 37 sections (23,680 acres) of 100% working interest land over this play.

(c)	Interest expiry date:

EnCana initially held these lands on a 5 year term which has been extended to the life of the play due to additional drilling and production.

(d)	Target zone name, geologic age and lithology:

McMurray formation, Lower Cretaceous, highly permeable sands.

(e)	Distance to the nearest analogous commercial production:

Foster Creek (EnCana) is approximately 45 miles away.

(f)	Product types reasonably expected:

Bitumen, 8.5 degrees API.

Prospect Disclosure Statement — Christina Lake (McMurray) — October 18, 2004

(g)	Range of Pool or Field Sizes:

While the primary pool extends over only 8 sections, there are estimated to be more than one billion barrels of oil in place amenable to SAGD. This resource is expected to be sufficient to support 70,000 Bbl/d of production for approximately 25 years.

(h)	Depth of the target zone:

Approximately 1,250 feet TVD (true vertical depth).

(i)	Estimated cost to drill a well to the target depth and test:

Approximately US $2 million to drill and complete a horizontal well pair (one steam injection and one producer), in McMurray formation and tested.

(j)	Reasonably expected drilling commencement and completion dates:

Drilling operations are ongoing on this resource play with EnCana’s long range plan calling for exploitation and development through at least 2025.

(k)	Anticipated prices to be received for each product type reasonably expected:

This product sells at a discount to LLB or Bow Valley Blend.

(l)	Reasonably expected marketing and transportation arrangements:

This production is currently blended with Synthetic Crude Oil to form a “Synbit” which is transported to market through existing pipeline systems.

(m)	Operator and relevant experience:

EnCana Oil & Gas Partnership, an indirect wholly owned subsidiary of EnCana Corporation. EnCana Corporation is one of the largest independent exploration & production companies, worldwide and has considerable experience in all aspects of exploration, exploitation and development associated with plays of this nature.

(n)	Risk and probability of success:

A significant portion of the Christina Lake field has been delineated through stratigraphic wells with a typical density of 16 wells per section. EnCana expects that the vast majority of horizontal injection and production well pairs to be drilled over the life of this development opportunity will be successful.

Prospect Disclosure Statement — Christina Lake (McMurray) — October 18, 2004

(o)	Positive and negative factors relevant to the expected results, pursuant to section 5.10:

The business of exploring for and producing oil and natural gas is inherently risky and uncertain. Some of these risks and uncertainties include, among other things: volatility of commodity prices; product supply and demand; imprecision of reserve estimates; timing & costs of wells and related production facilities; and price & availability of oil field services. What are believed to be the greater technical risks specific to this play are the presence of localized gas caps and/or bottom water.

EnCana Corporation resource descriptions

EnCana uses the terms resource play, estimated ultimate recovery and resource potential. Resource play is a term used by EnCana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. As used by EnCana, estimated ultimate recovery (EUR) has the meaning set out jointly by the Society of Petroleum Engineers and World Petroleum Congress in the year 2000, being those quantities of petroleum which are estimated, on a given date, to be potentially recoverable from an accumulation, plus those quantities already produced therefrom. Resource potential is a term used by EnCana to refer to the estimated quantities of hydrocarbons that may be added to proved reserves over a specified period of time largely from a specified resource play or plays. EnCana’s current stated estimates of unbooked resource potential use a five year time frame for their specified period of time.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this disclosure statement are forward-looking statements. Forward-looking statements in this disclosure statement include, but are not limited to: estimated ultimate recoveries of oil; estimated drilling costs; estimated drilling periods; anticipated prices; anticipated drilling success; anticipated marketing and transportation arrangements; and potential factors relevant to expected results. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of

Prospect Disclosure Statement — Christina Lake (McMurray) — October 18, 2004

recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved or probable reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.

Furthermore, the forward-looking statements contained in this disclosure statement are made as of the date of this disclosure statement, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this disclosure statement are expressly qualified by this cautionary statement.

EnCana Corporation

Prospect Disclosure Statement

Cutbank Ridge (Cadomin) Gas Play – October 18, 2004

This disclosure statement is being filed with the securities regulatory authorities in Canada as a supporting filing under section 5.9 of National Instrument 51-101 in respect of disclosure which EnCana Corporation may make from time to time of anticipated results from its subsidiary’s prospect known as the Cutbank Ridge Gas Play. The Cutbank Ridge Gas Play is one of EnCana’s resource plays.

The following is in response to the items listed in section 5.9 of National Instrument 51-101:

(a)	Location and basin name:

Townships 67 thru 77, Ranges 10 thru 2-1 West of 6th Meridian. In the Peace River Arch Deep Basin of the Western Canadian Sedimentary Basin, approximately 30 miles south of Dawson Creek.

(b)	Gross and net interest in the property:

EnCana has assembled approximately 525,000 gross acres (some 500,000 net) over this play.

(c)	Interest expiry date:

Petroleum and natural gas lease expiries typically occur five years from date of issuance unless held by production. EnCana believes that all relevant acreage will be held by production prior to expiration of the primary term.

(d)	Target zone name, geologic age and lithology:

Cadomin formation, Lower Cretaceous (100 to 120 million years of age), low permeability sand and conglomerate with minor sandstones.

(e)	Distance to the nearest analogous commercial production:

Approximately 5 miles.

(f)	Product types reasonably expected:

Sweet or low acid gas content natural gas and associated natural gas liquids.

Prospect Disclosure Statement — Cutbank Ridge (Cadomin) — October 18, 2004

(g)	Range of Pool or Field Sizes:

In keeping with EnCana’s definition of a resource play, EnCana believes that this prospect extends over a number of townships. Single sections are each estimated to contain from 3 to 10 Bcf of recoverable gas.

(h)	Depth of the target zone:

7,200 to 9,200 feet TVD (true vertical depth).

(i)	Estimated cost to drill a well to the target depth and test:

Approximately US $2.1 to $2.8 million for a horizontal well drilled into the Cadomin formation and tested.

(j)	Reasonably expected drilling commencement and completion dates:

Drilling operations are ongoing on this resource play with EnCana’s long range plan calling for exploitation and development through at least 2010.

(k)	Anticipated prices to be received for each product type reasonably expected:

AECO postings less appropriate processing, compression and pipeline transportation fees for sweet, dry natural gas (heating value approx. 965 Btu/scf).

(l)	Reasonably expected marketing and transportation arrangements:

The natural gas is being marketed to North American customers via one or more sales pipelines surrounding the area.

(m)	Operator and relevant experience:

EnCana Oil & Gas Partnership, an indirect wholly owned subsidiary of EnCana Corporation. EnCana Corporation is one of the largest independent exploration & production companies, worldwide and has considerable experience in all aspects of exploration, exploitation and development associated with plays of this nature.

(n)	Risk and probability of success:

To date, 33 out of 34 wells EnCana has drilled on this play have been successful. Over the life of this development opportunity, EnCana expects to drill approximately 1800 wells with the vast majority being successful.

Prospect Disclosure Statement — Cutbank Ridge (Cadomin) — October 18, 2004

(o)	Positive and negative factors relevant to the expected results, pursuant to section 5.10:

The business of exploring for and producing oil and natural gas is inherently risky and uncertain. Some of these risks and uncertainties include, among other things: volatility of commodity prices; product supply and demand; imprecision of reserve estimates; timing & costs of wells and related production facilities; and price & availability of oil field services. What are believed to be two of the greater technical risks specific to this play are: possible presence of up dip water; and variations in permeability.

EnCana Corporation resource descriptions

EnCana uses the terms resource play, estimated ultimate recovery and resource potential. Resource play is a term used by EnCana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. As used by EnCana, estimated ultimate recovery (EUR) has the meaning set out jointly by the Society of Petroleum Engineers and World Petroleum Congress in the year 2000, being those quantities of petroleum which are estimated, on a given date, to be potentially recoverable from an accumulation, plus those quantities already produced therefrom. Resource potential is a term used by EnCana to refer to the estimated quantities of hydrocarbons that may be added to proved reserves over a specified period of time largely from a specified resource play or plays. EnCana’s current stated estimates of unbooked resource potential use a five year time frame for their specified period of time.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this disclosure statement are forward-looking statements. Forward-looking statements in this disclosure statement include, but are not limited to: anticipated lease expiry dates; estimated recoverable gas; estimated drilling costs; estimated drilling periods; anticipated prices; anticipated number of wells to be drilled; anticipated drilling success; anticipated marketing and transportation arrangements; and potential factors relevant to expected results. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved

Prospect Disclosure Statement — Cutbank Ridge (Cadomin) — October 18, 2004

or probable reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.

Furthermore, the forward-looking statements contained in this disclosure statement are made as of the date of this disclosure statement, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this disclosure statement are expressly qualified by this cautionary statement.

EnCana Corporation

Prospect Disclosure Statement

Foster Creek (McMurray) Bitumen Play – October 18, 2004

This disclosure statement is being filed with the securities regulatory authorities in Canada as a supporting filing under section 5.9 of National Instrument 51-101 in respect of disclosure which EnCana Corporation may make from time to time of anticipated results from its subsidiary’s prospect known as the Foster Creek Bitumen Play. Foster Creek is one of EnCana’s resource plays.

The following is in response to the items listed in section 5.9 of National Instrument 51-101:

(a)	Location and basin name:

Centered around Township 70, Range 4 West of 4th Meridian. In the N.E. Alberta region of the Western Canadian Sedimentary Basin.

(b)	Gross and net interest in the property:

EnCana holds 100% working interest in 12 sections over this play with options to acquire leases on all surrounding lands.

(c)	Interest expiry date:

These lands are located on the Cold Lake Air Weapons Range. EnCana’s lease is expected to cover the productive life of the reserves.

(d)	Target zone name, geologic age and lithology:

McMurray formation, Lower Cretaceous, highly permeable sands.

(e)	Distance to the nearest analogous commercial production:

Christina Lake (EnCana) is approximately 45 miles away.

(f)	Product types reasonably expected:

Bitumen, 9.5 degrees API.

Prospect Disclosure Statement – Foster Creek (McMurray) – October 18, 2004

(g)	Range of Pool or Field Sizes:

Although the current development covers only 8 sections, EnCana defines Foster Creek as a Resource Play. Within the initial 12 sections, 1.7 billion bbls of OOIP have been identified as amenable to SAGD. This resource is sufficient to support 100,000 Bbl/d of production for 25 years.

(h)	Depth of the target zone:

1,500 feet TVD (true vertical depth) on average.

(i)	Estimated cost to drill a well to the target depth and test:

Approximately US $1.8 million to drill and complete a horizontal well pair (one steam injection and one producer), in McMurray formation and tested.

(j)	Reasonably expected drilling commencement and completion dates:

Drilling operations are ongoing on this resource play with EnCana’s long range plan calling for exploitation and development through at least 2025.

(k)	Anticipated prices to be received for each product type reasonably expected:

This product sells at a discount to Lloydminster Blend (LLB) or Bow River Blend.

(l)	Reasonably expected marketing and transportation arrangements:

This production is currently blended with condensate to form a “Dilbit” which is transported to market through existing pipeline systems.

(m)	Operator and relevant experience:

EnCana Oil & Gas Partnership, an indirect wholly owned subsidiary of EnCana Corporation. EnCana Corporation is one of the largest independent exploration & production companies, worldwide and has considerable experience in all aspects of exploration, exploitation and development associated with plays of this nature.

(n)	Risk and probability of success:

Significant portions of the Foster Creek field have been delineated through stratigraphic wells with a typical density of 16 wells per section. EnCana anticipates that the vast majority of horizontal development well pairs to be drilled over the life of this opportunity will be successful.

Prospect Disclosure Statement – Foster Creek (McMurray) – October 18, 2004

(o)	Positive and negative factors relevant to the expected results, pursuant to section 5.10:

The business of exploring for and producing oil and natural gas is inherently risky and uncertain. Some of these risks and uncertainties include, among other things: volatility of commodity prices; product supply and demand; imprecision of reserve estimates; timing & costs of wells and related production facilities; and price & availability of oil field services. What are believed to be the greater technical risks specific to this play would be the presence of localized gas caps and/or bottom water.

EnCana Corporation resource descriptions

EnCana uses the terms resource play, estimated ultimate recovery and resource potential. Resource play is a term used by EnCana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. As used by EnCana, estimated ultimate recovery (EUR) has the meaning set out jointly by the Society of Petroleum Engineers and World Petroleum Congress in the year 2000, being those quantities of petroleum which are estimated, on a given date, to be potentially recoverable from an accumulation, plus those quantities already produced therefrom. Resource potential is a term used by EnCana to refer to the estimated quantities of hydrocarbons that may be added to proved reserves over a specified period of time largely from a specified resource play or plays. EnCana’s current stated estimates of unbooked resource potential use a five year time frame for their specified period of time.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this disclosure statement are forward-looking statements. Forward-looking statements in this disclosure statement include, but are not limited to: anticipated lease expiry dates; estimated original oil in place; anticipated production; estimated drilling costs; estimated drilling periods; anticipated prices; anticipated number of wells to be drilled; anticipated drilling success; anticipated marketing and transportation arrangements; and potential factors relevant to expected results. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing

Prospect Disclosure Statement – Foster Creek (McMurray) – October 18, 2004

operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved or probable reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.

Furthermore, the forward-looking statements contained in this disclosure statement are made as of the date of this disclosure statement, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this disclosure statement are expressly qualified by this cautionary statement.

EnCana Corporation

Prospect Disclosure Statement

Greater Sierra (Jean Marie) Gas Play – October 18, 2004

This disclosure statement is being filed with the securities regulatory authorities in Canada as a supporting filing under section 5.9 of National Instrument 51-101 in respect of disclosure which EnCana Corporation may make from time to time of anticipated results from its subsidiary’s prospect known as the Greater Sierra Gas Play. The Greater Sierra Gas Play is one of EnCana’s resource plays.

The following is in response to the items listed in section 5.9 of National Instrument 51-101:

(a)	Location and basin name:

The play is found within N.E. British Columbia’s Deep Basin of the Western Canadian Sedimentary Basin, approximately 60 miles east of Fort Nelson, B.C. The play is an approximate 200 mile north-south by 50 mile east-west carbonate reef complex southwest of the Northwest Territories/British Columbia border.

(b)	Gross and net interest in the property:

EnCana has assembled approximately 4,785 gross sections (some 4,150 net) over this play. EnCana is the dominant land holder on the play.

(c)	Interest expiry date:

Petroleum and natural gas lease expiries typically occur five years from date of issuance unless held by production. EnCana believes that all relevant acreage will be held by production prior to expiration of the primary term.

(d)	Target zone name, geologic age and lithology:

Jean Marie formation, Devonian (~160 million years of age), low permeability barrier and platform carbonates.

(e)	Distance to the nearest analogous commercial production:

Approximately 5 miles.

(f)	Product types reasonably expected:

Sweet or low H2S natural gas and associated natural gas liquids.

Prospect Disclosure Statement – Greater Sierra (Jean Marie) Gas Play – October 18, 2004

(g)	Range of Pool or Field Sizes:

In keeping with EnCana’s definition of a resource play, EnCana believes that this prospect extends over a number of townships. Single wells are each expected to recover 2.0 — 2.5 Bcf of natural gas.

(h)	Depth of the target zone:

5,000 feet TVD (true vertical depth) and 8,500 feet MD (total measured depth of horizontal wells).

(i)	Estimated cost to drill a well to the target depth and test:

Approximately US $1.1 million for a horizontal well drilled into the Jean Marie formation underbalanced.

(j)	Reasonably expected drilling commencement and completion dates:

Drilling operations are ongoing on this resource play with EnCana’s long range plan calling for exploitation and development through at least 2010.

(k)	Anticipated prices to be received for each product type reasonably expected:

AECO postings less appropriate processing, compression and pipeline transportation fees for sweet, dry natural gas (heating value approx. 1030 Btu/scf).

(l)	Reasonably expected marketing and transportation arrangements:

The natural gas is being marketed to North American customers via one or more sales pipelines surrounding the area.

(m)	Operator and relevant experience:

EnCana Oil & Gas Partnership, an indirect wholly owned subsidiary of EnCana Corporation. EnCana Corporation is one of the largest independent exploration & production companies, worldwide and has considerable experience in all aspects of exploration, exploitation and development associated with plays of this nature.

(n)	Risk and probability of success:

To date EnCana has drilled over 550 wells on this play. EnCana expects to drill another approximately 1000 wells, with the vast majority being successful.

Prospect Disclosure Statement – Greater Sierra (Jean Marie) Gas Play – October 18, 2004

(o)	Positive and negative factors relevant to the expected results, pursuant to section 5.10:

The business of exploring for and producing oil and natural gas is inherently risky and uncertain. Some of these risks and uncertainties include, among other things: volatility of commodity prices; product supply and demand; imprecision of reserve estimates; timing & costs of wells and related production facilities; and price & availability of oil field services. The greatest technical risks specific to this play are variations in permeability and difficult surface access due to muskeg.

EnCana Corporation resource descriptions

EnCana uses the terms resource play, estimated ultimate recovery and resource potential. Resource play is a term used by EnCana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. As used by EnCana, estimated ultimate recovery (EUR) has the meaning set out jointly by the Society of Petroleum Engineers and World Petroleum Congress in the year 2000, being those quantities of petroleum which are estimated, on a given date, to be potentially recoverable from an accumulation, plus those quantities already produced therefrom. Resource potential is a term used by EnCana to refer to the estimated quantities of hydrocarbons that may be added to proved reserves over a specified period of time largely from a specified resource play or plays. EnCana’s current stated estimates of unbooked resource potential use a five year time frame for their specified period of time.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this disclosure statement are forward-looking statements. Forward-looking statements in this disclosure statement include, but are not limited to: anticipated lease expiry dates; estimated recoverable gas; estimated drilling costs; estimated drilling periods; anticipated prices; anticipated numbers of wells to be drilled; anticipated drilling success; anticipated marketing and transportation arrangements; and potential factors relevant to expected results. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural

Prospect Disclosure Statement – Greater Sierra (Jean Marie) Gas Play – October 18, 2004

gas and liquids from resource plays and other sources not currently classified as proved or probable reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.

Furthermore, the forward-looking statements contained in this disclosure statement are made as of the date of this disclosure statement, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this disclosure statement are expressly qualified by this cautionary statement.

EnCana Corporation

Prospect Disclosure Statement

Jonah (Lance) Gas Play – October 18, 2004

This disclosure statement is being filed with the securities regulatory authorities in Canada as a supporting filing under section 5.9 of National Instrument 51-101 in respect of disclosure which EnCana Corporation may make from time to time of anticipated results from its subsidiaries’ prospect known as the Jonah Gas Play. The Jonah Gas Play is one of EnCana’s resource plays.

The following is in response to the items listed in section 5.9 of National Instrument 51-101:

(a)	Location and basin name:

Townships 28 – 29 North, Ranges 107 – 109 West, located in the northwest part of the Green River Basin, in southwest Wyoming, approximately 125 miles southeast of Jackson, Wyoming.

(b)	Gross and net interest in the property:

EnCana has interest in approximately 16,700 gross acres (14,800 net) over this play.

(c)	Interest expiry date:

All EnCana acreage within this play is held by production.

(d)	Target zone name, geologic age and lithology:

Lance formation, Upper Cretaceous (65 to 72 million years of age), low permeability reservoir that consists of a massive gross interval of inter-bedded sandstones, siltstone and shales.

(e)	Distance to the nearest analogous commercial production:

Approximately 3 miles. (Pinedale Anticline – similar depositional and reservoir pressure conditions)

(f)	Product types reasonably expected:

Sweet natural gas and associated natural gas liquids

Prospect Disclosure Statement – Jonah (Lance) Gas Play – October 18, 2004

(g)	Range of Pool or Field Sizes:

EnCana believes that this prospect extends over approximately one township. Single sections are each estimated to contain more than 200 Bcf of recoverable gas.

(h)	Depth of the target zone:

7,000 – 13,000 feet TVD – up-dip to down-dip portions of Jonah field.

(i)	Estimated cost to drill a well to the target depth and test:

Approximately US $1.8 million for a vertical/directional well drilled into the Lance formation and completed for production.

(j)	Reasonably expected drilling commencement and completion dates:

Drilling operations are ongoing on this resource play with EnCana’s long range plan calling for exploitation and development through at least 2010.

(k)	Anticipated prices to be received for each product type reasonably expected:

NYMEX postings less appropriate processing, compression and pipeline transportation fees for sweet, dry natural gas (heating value approx. 1110 Btu/scf).

(l)	Reasonably expected marketing and transportation arrangements:

The natural gas is being marketed to North American customers via one or more sales pipelines surrounding the area.

(m)	Operator and relevant experience:

McMurry Oil LLC and EnCana Oil & Gas (USA) Inc., indirect wholly owned subsidiaries of EnCana Corporation. EnCana Corporation is one of the largest independent exploration & production companies, worldwide and has considerable experience in all aspects of exploration, exploitation and development associated with plays of this nature.

(n)	Risk and probability of success:

To date, only 2 out of 250 wells EnCana has drilled on this play have been unsuccessful. Over the life of this development opportunity EnCana expects to drill approximately 1200 wells with the vast majority being successful.

Prospect Disclosure Statement – Jonah (Lance) Gas Play – October 18, 2004

(o)	Positive and negative factors relevant to the expected results, pursuant to section 5.10:

The business of exploring for and producing oil and natural gas is inherently risky and uncertain. Some of these risks and uncertainties include, among other things: volatility of commodity prices; product supply and demand; imprecision of reserve estimates; timing & costs of wells and related production facilities; and price & availability of oil field services. What are believed to be two of the greater technical risks specific to this play are: presence of over-pressure within the formation and variations in reservoir quality.

EnCana Corporation resource descriptions

EnCana uses the terms resource play, estimated ultimate recovery and resource potential. Resource play is a term used by EnCana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. As used by EnCana, estimated ultimate recovery (EUR) has the meaning set out jointly by the Society of Petroleum Engineers and World Petroleum Congress in the year 2000, being those quantities of petroleum which are estimated, on a given date, to be potentially recoverable from an accumulation, plus those quantities already produced therefrom. Resource potential is a term used by EnCana to refer to the estimated quantities of hydrocarbons that may be added to proved reserves over a specified period of time largely from a specified resource play or plays. EnCana’s current stated estimates of unbooked resource potential use a five year time frame for their specified period of time.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this disclosure statement are forward-looking statements. Forward-looking statements in this disclosure statement include, but are not limited to: estimated recoverable gas; estimated drilling costs; estimated drilling periods; anticipated prices; anticipated number of wells to be drilled; anticipated drilling success; anticipated marketing and transportation arrangements; and potential factors relevant to expected results. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of

Prospect Disclosure Statement – Jonah (Lance) Gas Play – October 18, 2004

reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved or probable reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.

Furthermore, the forward-looking statements contained in this disclosure statement are made as of the date of this disclosure statement, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this disclosure statement are expressly qualified by this cautionary statement.

EnCana Corporation

Prospect Disclosure Statement

Mamm Creek Gas Play – October 18, 2004

This disclosure statement is being filed with the securities regulatory authorities in Canada as a supporting filing under section 5.9 of National Instrument 51-101 in respect of disclosure which EnCana Corporation may make from time to time of anticipated results from its subsidiary’s prospect known as the Mamm Creek Gas Play. The Mamm Creek Gas Play is one of EnCana’s resource plays.

The following is in response to the items listed in section 5.9 of National Instrument 51-101:

(a)	Location and basin name:

Townships 6S and 7S, Ranges 92W and 93W. Located in the Piceance Basin of Western Colorado, 180 miles due west of Denver.

(b)	Gross and net interest in the property:

EnCana has assembled approximately 75,000 gross acres (72,000 net) over this play primarily within two Federal units.

(c)	Interest expiry date:

Most development in the Mamm Creek Field has occurred within two Federal units in which EnCana retains 100% working interest. EnCana believes that all relevant acreage either outside the units or acreage outside the currently established Participating Area’s will be held by production prior to lease expiration.

(d)	Target zone name, geologic age and lithology:

The producing interval is the (Upper Cretaceous) Mesaverde Group which lies within a massive basin-centered gas cell. The Williams Fork Formation is the principal pay interval in the Mesaverde and approximately 2,000 feet of this interval is contained within the gas-saturated cell. The depositional environment of the Williams Fork was that of countless meandering streams that deposited sands under a broad coastal plain setting bordering the Upper Cretaceous seaway.

Prospect Disclosure Statement – Mamm Creek Gas Play – October 18, 2004

(e)	Distance to the nearest analogous commercial production:

Approximately 5 miles.

(f)	Product types reasonably expected:

Sweet natural gas and associated natural gas liquids (yield ~7 Bbl/MMcf).

(g)	Range of Pool or Field Sizes:

In keeping with EnCana’s definition of a resource play, EnCana believes that this prospect extends over a number of townships. Single sections are each estimated to contain more than 50 Bcf of recoverable gas.

(h)	Depth of the target zone:

7,500 to 9,000 feet TVD (true vertical depth).

(i)	Estimated cost to drill a well to the target depth and test:

Approximately US $1.1 million for a vertical/horizontal well drilled through the Williams Fork formation and tested.

(j)	Reasonably expected drilling commencement and completion dates:

Drilling operations are ongoing on this resource play with EnCana’s long range plan calling for exploitation and development through at least 2007.

(k)	Anticipated prices to be received for each product type reasonably expected:

NYMEX postings less appropriate processing, compression and pipeline transportation fees for sweet, dry natural gas (heating value approx. 1150 Btu/scf).

(l)	Reasonably expected marketing and transportation arrangements:

The natural gas is being marketed to North American customers via one or more sales pipelines surrounding the area.

(m)	Operator and relevant experience:

EnCana Oil & Gas (USA) Inc., an indirect wholly owned subsidiary of EnCana Corporation. EnCana Corporation is one of the largest independent exploration & production companies, worldwide and has considerable experience in all aspects of exploration, exploitation and development associated with plays of this nature.

Prospect Disclosure Statement – Mamm Creek Gas Play – October 18, 2004

(n)	Risk and probability of success:

To date, EnCana has drilled more than 550 development wells on this play. Over the life of this development opportunity EnCana expects to drill approximately 1800 wells with the vast majority being successful.

(o)	Positive and negative factors relevant to the expected results, pursuant to section 5.10:

The business of exploring for and producing oil and natural gas is inherently risky and uncertain. Some of these risks and uncertainties include, among other things: volatility of commodity prices; product supply and demand; imprecision of reserve estimates; timing & costs of wells and related production facilities; and price & availability of oil field services. What are believed to be two of the greater technical risks specific to this play are: loss of top seal in eastern portion of field; and variations in sand quantity and permeability.

EnCana Corporation resource descriptions

EnCana uses the terms resource play, estimated ultimate recovery and resource potential. Resource play is a term used by EnCana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. As used by EnCana, estimated ultimate recovery (EUR) has the meaning set out jointly by the Society of Petroleum Engineers and World Petroleum Congress in the year 2000, being those quantities of petroleum which are estimated, on a given date, to be potentially recoverable from an accumulation, plus those quantities already produced therefrom. Resource potential is a term used by EnCana to refer to the estimated quantities of hydrocarbons that may be added to proved reserves over a specified period of time largely from a specified resource play or plays. EnCana’s current stated estimates of unbooked resource potential use a five year time frame for their specified period of time.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this disclosure statement are forward-looking statements. Forward-looking statements in this disclosure statement include, but are not limited to: anticipated lease expiry dates; estimated recoverable gas; estimated drilling costs; estimated drilling periods; anticipated prices; anticipated number of wells to be drilled; anticipated drilling success; anticipated marketing and transportation arrangements; and potential factors relevant to expected results. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and

Prospect Disclosure Statement – Mamm Creek Gas Play – October 18, 2004

financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved or probable reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.

Furthermore, the forward-looking statements contained in this disclosure statement are made as of the date of this disclosure statement, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this disclosure statement are expressly qualified by this cautionary statement.

EnCana Corporation

Prospect Disclosure Statement

Pelican Lake Heavy Oil Play – October 18, 2004

This disclosure statement is being filed with the securities regulatory authorities in Canada as a supporting filing under section 5.9 of National Instrument 51-101 in respect of disclosure which EnCana Corporation may make from time to time of anticipated results from its subsidiary’s prospect known as the Pelican Lake Heavy Oil Play. Pelican Lake is one of EnCana’s resource plays.

The following is in response to the items listed in section 5.9 of National Instrument 51-101:

(a)	Location and basin name:

Townships 81 thru 83, Ranges 18 thru 23 West of 4[h] Meridian in the Basin of the Western Canadian Sedimentary Basin, some 190 miles north of Edmonton, Alberta.

(b)	Gross and net interest in the property:

EnCana has assembled approximately 217,280 net acres over this play.

(c)	Interest expiry date:

Oil Sands leases expire typically after fifteen years from date of issuance unless held by production. EnCana believes that all relevant acreage will be held by production prior to expiration of the primary term.

(d)	Target zone name, geologic age and lithology:

The productive zone is the Wabiskaw. It is laterally continuous sandstone that extends in a SW – NE trending lobe over an extensive area. Deposited in a shallow marine setting lower Cretaceous (107 million years ago), the zone is up to 20 feet thick and coarsens and cleans upward from a very fine grained sand and shale (consolidated) at the base to fine grained massive sands at the top (unconsolidated). Porosities range from 27% to 35% with permeability of 1 – 3 darcies.

(e)	Distance to the nearest analogous commercial production:

Approximately 1 mile.

Prospect Disclosure Statement – Pelican Lake Heavy Oil Play – October 18, 2004

(f)	Product types reasonably expected:

Sweet heavy oil and associated natural gas and gas cap gas.

(g)	Range of Pool or Field Sizes:

In keeping with EnCana’s definition of a resource play, EnCana believes that this prospect extends over a number of townships. Single sections are each estimated to contain 12 million barrels of oil in place.

(h)	Depth of the target zone:

1300 to 1650 feet TVD (true vertical depth).

(i)	Estimated cost to drill a well to the target depth and test:

Approximately US $450,000 for a horizontal well drilled into the Wabiskaw formation.

(j)	Reasonably expected drilling commencement and completion dates:

Drilling operations are ongoing on this resource play with EnCana’s long range plan calling for exploitation and development through at least 2010. Primary, secondary and tertiary recovery mechanisms are being employed.

(k)	Anticipated prices to be received for each product type reasonably expected:

Lloyd Crude postings less transportation, condensate and oil quality adjustments.

(l)	Reasonably expected marketing and transportation arrangements:

The crude oil and associated natural gas is being marketed to North American customers via area pipelines.

(m)	Operator and relevant experience:

EnCana Oil & Gas Partnership, an indirect wholly owned subsidiary of EnCana Corporation. EnCana Corporation is one of the largest independent exploration & production companies, worldwide and has considerable experience in all aspects of exploration, exploitation and development associated with plays of this nature.

(n)	Risk and probability of success:

EnCana has drilled approximately 690 development wells on this play. EnCana expects to drill approximately 175 additional development wells over the next few years.

Prospect Disclosure Statement – Pelican Lake Heavy Oil Play – October 18, 2004

(o)	Positive and negative factors relevant to the expected results, pursuant to section 5.10:

The business of exploring for and producing oil and natural gas is inherently risky and uncertain. Some of these risks and uncertainties include, among other things: volatility of commodity prices; product supply and demand; imprecision of reserve estimates; timing & costs of wells and related production facilities; and price & availability of oil field services. What is believed to be the greatest technical risk specific to this play is waterflood conformance.

EnCana Corporation resource descriptions

EnCana uses the terms resource play, estimated ultimate recovery and resource potential. Resource play is a term used by EnCana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. As used by EnCana, estimated ultimate recovery (EUR) has the meaning set out jointly by the Society of Petroleum Engineers and World Petroleum Congress in the year 2000, being those quantities of petroleum which are estimated, on a given date, to be potentially recoverable from an accumulation, plus those quantities already produced therefrom. Resource potential is a term used by EnCana to refer to the estimated quantities of hydrocarbons that may be added to proved reserves over a specified period of time largely from a specified resource play or plays. EnCana’s current stated estimates of unbooked resource potential use a five year time frame for their specified period of time.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this disclosure statement are forward-looking statements. Forward-looking statements in this disclosure statement include, but are not limited to: anticipated lease expiry dates; estimated oil in place; estimated drilling costs; estimated drilling periods; anticipated prices; anticipated number of wells to be drilled; anticipated drilling success; anticipated marketing and transportation arrangements; and potential factors relevant to expected results. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks;

Prospect Disclosure Statement – Pelican Lake Heavy Oil Play – October 18, 2004

imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved or probable reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.

Furthermore, the forward-looking statements contained in this disclosure statement are made as of the date of this disclosure statement, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this disclosure statement are expressly qualified by this cautionary statement.